May 16, 2025

Chris Anthony
Co-Chief Executive Officer
Aptera Motors Corp.
5818 El Camino Real
Carlsbad, CA 92008

       Re: Aptera Motors Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 24, 2025
           CIK No. 0001786471
Dear Chris Anthony:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1
Cover Page

1.     Please revise the cover page to clearly explain how the opening price will be
       determined, including the financial advisor   s role in that process,
and update your
       Risk Factors section to discuss the related risks.
2. We note your disclosure that you are registering only the resale shares of Class B common stock and will not receive any proceeds from the sale of such shares.
       However, this appears inconsistent with your disclosure on page 15
regarding the    net
       proceeds of this Offering.    Please advise or revise.
3.     We note your disclosure on page 60 that    any outstanding shares of our
Series B-1
       Preferred Stock and Class A Common Stock are only registered hereunder if they are
 May 16, 2025
Page 2

       subsequently converted into Class B common stock.    Please disclose
this on the cover
       page. Further, please revise to clearly describe the circumstances or events in which the conversion of Class A common stock and Series B-1 preferred stock is mandatory or optional, as well as exceptions to provisions requiring mandatory conversion of shares upon their transfer. Finally, we note your disclosure on page 58 that your Series
       B-1 preferred stock is automatically convertible into Class B common stock upon,
       among others, a    vote or written consent or agreement of the holders
of a majority of
       the then outstanding shares    of the holders. Please advise if you
expect this automatic
       conversion to take place in connection with this offering.
4. Please revise the cover page to disclose that (1) the company elected to be treated as a public benefit corporation under Delaware law and (2) as a public benefit corporation, the company's duty to balance a variety of interests may result in actions that do not maximize shareholder value.
Prospectus Summary, page 1

5. Please revise this and the Risk Factors sections to describe your capital structure, including the different authorized classes of common stock. Further, revise this section to describe the nature of the disparate voting rights, including the number of votes per share to which each class of common stock is entitled.
Risk Factors
Risk Related to Our Business
We face significant technological and legal barriers to entry., page 10

6.     We note your disclosures that you experienced several delays in your production
       timeline, including that you originally anticipated that production would begin in
       2021. We also note your other disclosure on page 29 that most recently you
          anticipated commencing low-volume production of [y]our vehicles in 2025 and achieving a production rate of 20,000 cars per year by the end of 2026, but now the exact timing of commencing production remains uncertain. Finally, refer to your
       disclosure on page 30 that you still anticipate a    production rate of
20,000 vehicles
       per year.    Please revise the filing to discuss the bases for this
expected production
       timeline and for your current or near-term operational capabilities. Risks Related to Our Existence as Public Benefit Corporation
As a public benefit corporation, we may be subject to increased derivative litigation concerning..., page 15

7. You disclose that stockholders of a Delaware public benefit corporation may file a derivative lawsuit. If true, please also clarify that such derivative actions under
       Section 367 of the DGCL would be subject to your exclusive forum provision requiring derivative lawsuits to be heard in the Delaware Chancery Court or, if such court does not have subject matter jurisdiction thereof, the federal district court of the
       State of Delaware.
Risks Related to our Securities, page 15

8. Please add risk factor disclosure to discuss (i) the uncertainty associated with the fact that few companies have undertaken direct listings to date and (ii) any impact of the
 May 16, 2025
Page 3

       company   s brand and consumer recognition on the demand for shares.
Further, please
       include a risk factor to discuss the differences the tracing requirement could pose to securities liability challenges brought under Sections 11 and 12 of the Securities Act for a direct listing versus a traditional IPO and the impact that it would have on the company and potential investors, including that securities liability may be unavailable in certain circumstances.
Our restated certificate of incorporation and our restated bylaws will contain exclusive forum provisions..., page 16

9. Please revise to describe your exclusive forum provision in the Description of Capital
       Stock section. We also note your disclosure that your First Amended and Restated
       Bylaws will contain exclusive forum provisions. However, this does not seem to appear. Please advise or revise. Finally, we note that the exclusive forum provisions do not apply to actions arising under the Securities Act or the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly.
The registration and listing of our Class B common stock differs significantly from an underwritten initial public offering., page 18

10. We note several statements here and elsewhere throughout your prospectus that there
          will be no underwriters.    Please note that whether the financial
advisors would be
       considered statutory underwriters requires an analysis of the facts and circumstances.
       Therefore, please revise all of these references that imply the absence of underwriters, or that your financial advisors are not considered underwriters, to clarify instead that the direct listing does not involve a firm commitment underwriting. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 33

11. Please revise to describe all material cash requirements, including short-term and long-term requirements. Refer to Item 303(b)(1) of Regulation S-K. Business, page 37

12.    Please revise this section to provide the information required by Item
102 of
       Regulation S-K.
Intellectual Property, page 41

13.    Please describe the duration of your patents. Refer to Item
101(h)(4)(vii) of
       Regulation S-K. Further, we note your disclosure here that you have 52 patent applications pending. This appears inconsistent with your other disclosure on page 11 that you have 94 pending patent applications. Please revise to clarify. Legal and Regulatory Environment, page 41

14.    We note your disclosure on page 29 that you    must meet all necessary
safety and
       regulatory requirements to obtain certifications for our vehicles. Please describe the status of the approval within the government approval process. Refer to Item
       101(h)(4)(viii) of Regulation S-K.
 May 16, 2025
Page 4

Management, page 42

15. We note your disclosure on page 47 that you included Blake Ryan and Akos Feher as named executive officers for the year ended December 31, 2024. Please revise this and the Principal and Registered Stockholders sections to provide Items 401 and 403 of Regulation S-K information for these executive officers, or revise the filing to clarify their roles.
16. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the directors listed in this section should serve as your director. Refer to Item 401(e) of Regulation S-K.
Certain Relationships and Related Party Transactions, page 51

17. Please revise to discuss your related party transaction as disclosed on page F-23.
Principal and Registered Stockholders, page 52

18. We note your statement that you "will have no input if and when any registered stockholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur." Qualify this statement with disclosure about how the company will facilitate immediate sales of common stock on behalf of the registered stockholders who exercise outstanding options and outstanding warrants.
19. Please revise the table on page 53 to identify each potential selling stockholder. In this regard, we note your disclosures on pages II-2, F-17 and F-23 regarding the various holders of your Class B common stock.
Part II Information Not Required in Prospectus
Item 15. Recent Sales of Unregistered Securities, page II-2

20.    Please revise to comply with Item 701 of Regulation S-K.
Item 16. Exhibits and Financial Statement Schedules, page II-3

21.    Please revise your exhibit index and file the following:
           Exhibit 21 Subsidiaries of the registrant;
           Exhibit 23.2 Consent of your independent registered public accounting firm; and
           Consent of each director nominee who will be appointed to your board of directors upon the effectiveness of the registration statement. Refer to Rule 438 of the Securities Act.
General

22. We note your disclosure that Chris Anthony, Steve Fambro, and your 5% stockholders will exercise a significant majority of the voting power. Please tell us whether you will be a controlled company under applicable exchange listing standards, and, if so, please include appropriate disclosures in your prospectus.
23. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
 May 16, 2025
Page 5

            Refer to the tables on pages 31 and 32. It appears the numeric values should be
          presented as    in thousands.    Please advise or revise.
            We note your disclosure on page 34 regarding forms of warrants, filed as Exhibits
          3.1 and 3.2. However, these are not filed. Please advise or file the agreements.
            Refer to page 42, and your disclosure pursuant to Item 10(d) of Form 1-A. Please revise to provide the information required by Item 401(f) of Regulation S-K.
            Please revise your Executive Compensation section to describe the material terms of your stock option agreements with your executive officers, filed as Exhibits
          10.4 and 10.5.
            We note your disclosure on page 49 that for the year ended December 31, 2024, you had one non-employee director. This appears inconsistent with your other disclosure on page 46 that you did not have any non-employee directors. Please revise to clarify.
            Refer to your cross-references titled    The Company   s Business
 Legal
          Environment    and    Risk Factors   Risks Related to the Ownership
of Our Class B
          Common Stock    on pages 12 and 67, respectively. These do not appear
in the
          prospectus. Please revise.
            Refer to footnote (4) on page 53, which states that Chris Anthony and Steve
          Fambro each beneficially own    540,000 shares underlying options to
purchase
          Class B common stock that are exercisable at any time.    This
appears inconsistent
          with their option ownership as disclosed in the Outstanding Equity Awards at
          Fiscal Year-End table on page 48. Please advise or revise.
            Refer to your Signatures section, and your disclosure that
[t]his offering
          statement has been signed by the following persons in the capacities and on the
          dates indicated.    Please revise to comply with Form S-1.
24.   Supplementally provide us with copies of your agreements with your financial
      advisor(s).
25.   Refer to the    Investment FAQ     Share Management     Can I sell or
transfer my
      shares    page on your website, which states that    If Aptera goes
public by listing its
      shares on a stock exchange such as NASDAQ or NYSE, you may sell your shares on
      the open market.    Please revise this FAQ to clearly state that if you
do not register in
      this offering the Class B Common Stock sold in your Regulation A offering, those investors should not sell their Class B Common Stock in the open market but rather should follow procedures for a private sale.
26.   Refer to the    FAQ     When will Aptera begin delivering vehicles
page on your
      website, which states that    Aptera aims to begin low-volume production
in 2025
      with the goal    to produce up to 20,000 units annually by 2027.    This
appears
      inconsistent with your disclosures in this filing. Please revise this FAQ.
 May 16, 2025
Page 6

       Please contact Andi Carpenter at 202-551-3645 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Jay Ingram at 202-551-3397
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Jamie Ostrow